Exhibit 99.1

SUZANO S.A.	SUZANO S.A.
Companhia Aberta de Capital Autorizado	Publicly Held Company
CNPJ/ME nº 16.404.287/0001-55	Corporate Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55
NIRE 29.3.0001633-1	Company Registry (NIRE) 29.3.0001633-1
COMUNICADO AO MERCADO	NOTICE TO THE MARKET

São Paulo, 18 de abril de 2023 – Suzano S.A. (“Companhia”) (B3: SUZB3 / NYSE: SUZ), em cumprimento às disposições constantes da Lei n° 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”), da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 80, de 29 de março de 2022 e da Resolução da CVM nº 44, de 23 de agosto de 2021, em linha com as melhores práticas de governança corporativa e em complementação às informações divulgadas por meio do Comunicado ao Mercado de 24 de outubro de 2022, vem informar aos seus acionistas e ao mercado em geral que recebeu a aprovação do Conselho Administrativo de Defesa Econômica (CADE) para dar andamento à operação de compra do negócio de tissue da Kimberly-Clark a qual se tornou definitiva na presente data.

São Paulo, April 18th, 2023 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Resolution No. 80, dated as of March 29th, 2022, and of CVM Resolution No. 44, dated as of August 23rd, 2021, in line with corporate governance best practices, and in addition to the information disclosed through the Notice to the Market dated October 24th, 2022, hereby informs its shareholders and the market in general that the Company received approval from the Administrative Council for Economic Defense (CADE) to proceed with the purchase of the Tissue business from Kimberly-Clark, which became final on the present date.

O principal ativo contemplado na operação refere-se a uma fábrica de tissue localizada em Mogi das Cruzes (SP), com capacidade instalada de aproximadamente 130 mil toneladas anuais e a marca “NEVE”. Demais marcas globais utilizadas pela Kimberly-Clark

The main asset included in the Transaction consists of a tissue production plant, located in the municipality of Mogi das Cruzes, in the State of São Paulo, with an annual production capacity of approximately 130 thousand tons and the trademark “NEVE”.  Other global

no mercado brasileiro, como Scott e Kleenex, além da linha K-C Professional, serão licenciadas para a Suzano por um prazo determinado.	trademarks used by Kimberly-Clark in the Brazilian market, such as Scott and Kleenex, in addition to the K-C Professional line, will be licensed to Suzano for a specified period.

A compra dos ativos de tissue da Kimberly-Clark no Brasil está alinhada à estratégia de longo prazo da companhia de “avançar nos elos da cadeia”, como é de amplo conhecimento público, representando complementariedade geográfica e ganhos de sinergia com seu atual negócio de bens de consumo (tissue).

The acquisition of Kimberly-Clark's Tissue assets in Brazil is aligned with the Company’s long-term strategy to “advance in the links of the value chain”, as is widely public knowledge, representing geographic complementarity and synergy gains with its current consumer goods business (tissue).

Após a aprovação do Conselho Administrativo de Defesa Econômica (CADE), sem ressalvas, a conclusão da negociação está ainda sujeita à verificação de outras condições precedentes comumente praticadas pelo mercado nesse tipo de transação.

After approval by the Administrative Council for Economic Defense (CADE), without reservations, the conclusion of the deal is still subject to verification of other conditions precedent commonly practiced by the market in this type of transaction.

Por fim, a Suzano reitera seu compromisso de manter os acionistas e o mercado em geral informados acerca do andamento da Operação.	Lastly, Suzano reiterates its commitment to keep shareholders and the market in general informed about the progress of the Transaction.
São Paulo, 18 de abril de 2023.	São Paulo, April 18th, 2023.
Marcelo Feriozzi Bacci	Marcelo Feriozzi Bacci
Diretor Executivo de Finanças e de Relações com Investidores	Chief Financial and Investor Relations Officer